[Letterhead of Jefferies Group, Inc.]
FOIA Confidential Treatment Request by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.
Omitted portions of this letter marked [*] are confidential and have been delivered to the Staff of the Division of Corporation Finance
August 25, 2010
Via EDGAR — CORRES
Mr. Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Jefferies Group Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed February 26, 2010 File Number 001-14947
Dear Mr. Woody:
          Reference is made to the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced Annual Report on Form 10-K in the letter dated July 27, 2010, addressed to Mr. Peregrine C. Broadbent, Chief Financial Officer of Jefferies Group, Inc.
          The staff’s comments in the comment letter are copied below in italics for your reference, and are followed by our response. The captions below correspond to those used in the comment letter.
General
1.	Please explain to us the business reason behind your decision to change your fiscal year end from December 31 to November 30.

Management recognized that a change in fiscal year had several potential benefits, including operational and managerial efficiencies, funding accessibility, potential trading opportunities at times when spreads have historically widened, increased visibility and heightened name recognition.

Historically, significant management attention and resources were devoted during the months of December and January to decisions surrounding year-end employee matters,

including promotions and performance reviews and the communication to individual employees of year-end compensation and subsequent year base salaries. Significant management attention and resources were also devoted to business planning and finalizing the following year’s budget. Additionally, significant management effort was allocated to publishing and releasing year-end results for investors and other interested parties during the month of January. These are important aspects of management’s roles and responsibilities that limit management’s ability to focus on specific revenue generation opportunities and limit management’s time available for face-to-face client activities during these months.

The change in our year-end moves these significant internal year-end activities forward into the months of November and December during a time when a substantial portion of the client base is scaling back trading and other business activities given the holiday season and such clients’ own wind-down of operations at calendar year-end. Historically, as market participants, including our clients and competitors, scale back their trading and other transactional business leading up to the end of the calendar year, spreads widen in the marketplace. To the extent that we are on a different fiscal year cycle than calendar year, and not distracted by the typical year-end activities that occur during the year-end close, we believe that we are in a better position to take advantage of opportunities in the market, as competitors reduce the size of their balance sheets. Simultaneously, moving our fiscal year-end activities forward into the months of November and December allows management, beginning in January, to more fully dedicate its time and energy to client activities concurrent with the start of clients’ new business years.

Access to funding and liquidity and managing such access is critical to our business. The availability of liquidity and funding opportunities in the marketplace for our sales and trading businesses is competitive, with other firms seeking financing of a similar nature or rolling financing during comparable time periods. By moving our business cycle off of a calendar quarter basis, flexibility is created in seeking and negotiating funding opportunities at a time which is off-cycle from our competitors and enables expanded liquidity management capabilities. Thus, we are better poised than our peers to take advantage of opportunities that arise in the marketplace to the extent we are managing our funding and liquidity at different points in time, based on a non-calendar year cycle.

Form 10-K for the year ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, Financial Conditions and Capital Resources
Liquidity, page 32
2.	We note [y]our disclosure here and throughout the liquidity section of your filing that a substantial portion of your investments are assets that are readily convertible into cash. Please provide us with a schedule detailing the assets you consider to be highly liquid and the estimated amount of time it would take to convert these assets into cash. In addition, tell us the amount of each asset class that has been pledged as collateral either voluntarily or contractually.

The following table details the financial instruments by asset class at December 31, 2009 that we consider to be of a liquid nature:

Rule 83 confidential treatment request made by Jefferies Group, Inc.

	Balance, December 31, 2009
(in thousands)	Liquid		Other than Liquid		Total
Corporate equity securities	$	[*]	$	[*]	$1,500,042
Corporate debt securities		[*]		[*]	2,421,704
Government, federal agency and other sovereign obligations		[*]		[*]	1,762,643
Mortgage- and asset-backed securities		[*]		[*]	3,079,865
Loans and other receivables		[*]		[*]	591,208
Derivatives		[*]		[*]	62,117
Investments, at fair value		[*]		[*]	70,156

Total Financial instruments owned	$	[*]	$	[*]	$9,487,735

We estimate that, of the [*] in liquid financial instruments, each of the individual securities within each asset class could be sold into the market and converted into cash within three business days under normal market conditions, assuming that the entire portfolio of a given asset class was not simultaneously being liquidated.

Management assesses financial instruments as liquid based on the level at which financing could be obtained in the marketplace for a given asset. Assets are considered to be liquid if financing can be obtained in the repurchase market or the securities lending market at collateral haircut levels of 10% or less and include U.S. government and federal agency securities, debt securities issued by other sovereign governments, U.S. agency pool and non-pool mortgage-backed securities, U.S. municipal securities, corporate investment grade debt securities and equity securities of investment grade debt issuers.

A majority of the financial instruments identified above as liquid within each asset class have been pledged as collateral under either repurchase agreements or securities lending agreements or our margin lending arrangement with our prime broker.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
(1) Organization and Summary of Significant Accounting Policies
Securities Borrowed and Securities Loaned, page 63
3.	We note your disclosure that a substantial portion of your interest revenues and interest expenses result from matched book activity. Please quantify for us, and consider disclosing in future filings, the amount of interest revenue and interest expense generated by this activity. Please provide this information for the year ended December 31, 2009 and for all complete[d] quarterly periods during 2010.

As discussed in our conversation on August 25, 2010, we are in the process of gathering and evaluating the financial information necessary to respond to your request. We will supplementally advise the Staff when our analysis is complete and respond accordingly.
Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase, page 63
4.	With regard to your repurchase agreements, please tell us whether you account for any of those agreements as sales for accounting purposes in your financial statements. If you do, we ask that you:
•	Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

•	Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

•	Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

•	Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

•	Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

•	Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

•	Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

•	Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.
We have not accounted for any repurchase agreements (securities purchased under agreements to resell and securities sold under agreements to repurchase) as sales. We have not changed our original accounting for any repurchase agreements during the past three years.

As disclosed in footnote 5 to our consolidated financial statements included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2010, during 2009, certain securities for securities transactions in which we are the borrower of securities and provide other securities as collateral rather than cash were accounted for as an asset on our Consolidated Statement of Financial Conditions within Securities borrowed and as a liability within Securities sold under agreements to repurchase (at September 30, 2009) and Securities loaned (at December 31, 2009). As no cash is provided under these types of transactions, we, as borrower, should treat these transactions as noncash transactions and should not recognize assets or liabilities on the Consolidated Statements of Financial Condition. The December 31, 2009 Consolidated Statement of Financial Condition has not been adjusted for this accounting treatment as the impact on the consolidated financial statements has been assessed as not material. In our financial statements in filings subsequent to our Annual Report on Form 10-K for the year ended December 31, 2009, we have appropriately not recognized these transactions on the Consolidated Statement of Financial Condition and footnote disclosure is made to this effect.

5.	For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years and all quarterly periods during 2010. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

The following table presents the information requested above for repurchase agreements.

Rule 83 confidential treatment request made by Jefferies Group, Inc.

Securities
	Purchased Under	Securities Sold
	Agreements to	Under Agreements
Quarter Ended:	Resell	to Repurchase
(in millions)
May 2010
Period end	3,188	9,960
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
March 2010
Period end	4,625	10,505
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
December 2009
Period end	3,515	8,239
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
September 2009
Period end	2,906	9,317
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
June 2009
Period end	3,309	9,152
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
March 2009
Period end	3,014	6,592
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
December 2008
Period end	1,247	6,727
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
September 2008
Period end	3,496	6,678
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
June 2008
Period end	4,662	7,769
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
March 2008
Period end	1,832	4,823
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
December 2007
Period end	3,372	11,326
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
September 2007
Period end	1,136	11,074
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
June 2007
Period end	1,706	10,558
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
March 2007
Period end	257	4,689
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]

Fluctuations in the balance of our repurchase agreements from quarter to quarter and intra-quarter is dependent on business activity in those periods. The general increase in outstanding balances during 2007 reflects the development of our repo business, which was initiated in the fourth quarter of 2006. During 2008 and early 2009, however, the level of our repurchase activity trended downward as we sought to maintain lower balance sheet levels during these periods given the broader industry liquidity disruptions that were occurring. The subsequent general growth in outstanding repo activity from early 2009 through the second quarter of 2010 is reflective of supporting our overall business growth, particularly the continued expansion of our mortgage-backed securities sales and trading platform, our appointment as a U.S. Federal Reserve Primary Dealer in June 2009 and our appointment in similar capacities in various European jurisdictions. Additionally, the fluctuations in the balances of our securities purchased under agreements to resell over the periods presented above is impacted in any given period by our client base and our clients’ dispositions to execute collateralized financing arrangements via the repurchase market or via other financing products.

Average quarterly balances and quarter end balances will fluctuate based on market and liquidity conditions and we consider the fluctuations intra-quarter to be typical for the repurchase market. As reflected above, quarter end balances may be higher or lower than quarterly average balances.

6.	In addition to the above, please tell us:
•	Whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales

•	Whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.

•	Whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff -the general principle for offsetting -does not exist. If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identify those circumstances, explain the basis for your presentation policy, and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet. For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.

We have not had any securities lending transactions that we account for as sales. Further, we did not have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets that we accounted for as sales during the past three years.

For our consolidated U.S. broker-dealers, we present financial assets and liabilities arising from unsettled regular-way purchases and sales of securities on a net basis without regard to whether a right of offset exists in accordance with Accounting Standards Codification (“ASC”) 940-20-45-3. Principal transactions for our broker-dealer subsidiaries are accounted for on a trade date basis. Specifically, ASC 940-20-45-3 states that “payables and receivables arising from unsettled regular-way transactions may be recorded net.” The net amount for unsettled regular-way security trades is included in either Receivables: Brokers, dealers and clearing organizations or Payables: Brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition.

The table below presents the impact to our balance sheet of presenting receivables and payables arising from unsettled regular-way securities transactions as one net amount at the end of each quarter. While we have provided this information as a means of assessing the impact of the application of ASC 940-20-45-3 on our balance sheet, information regarding the “gross amount” of receivables and payables underlying this information is not readily available as our systems process and maintain data regarding all purchases and sales of the same security within the same trading account on a net basis. The amounts presented in the table below represent the aggregation of open receivables and open payables at a trader account level; i.e., by net security position by trader book.

Quarter Ended	Pending Receivables	Pending Payables
	(in thousands)
December 2009	231,951	423,703
September 2009	332,859	513,008
June 2009	153,933	201,219
March 2009	90,542	225,273
December 2008	61,766	64,221
September 2008	120,049	207,127
June 2008	185,606	294,857
March 2008	106,818	103,820
Our cash securities presented within Financial instruments owned (long positions) are eliminated in our normal consolidation procedures against our cash securities presented within Financial instruments sold, not yet purchased (short positions) based on a security’s CUSIPs, i.e., what is known from an industry perspective as “CUSIP netting” is applied. We do not consider this application to be the netting of separate financial assets and liabilities under the netting guidance in ASC 210-20. Rather this elimination is applied to ensure that we properly reflect our security positions and do not reflect a short sale obligation to repurchase the security in the market when we do not have such obligation.

Securities with the same CUSIP are fungible; therefore, presenting a long position and a short position in a security would not be a proper presentation of our consolidated obligations. The table below shows the impact of CUSIP netting at each quarter for each of the last two years:

Quarter Ended	Amount
(in thousands)
December 2009	405,243
September 2009	348,140
June 2009	219,964
March 2009	140,982
December 2008	74,119
September 2008	162,548
June 2008	150,565
March 2008	145,832

7.	If you accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales and did not provide disclosure of those transactions in your Management’s Discussion and Analysis, please advise us of the basis for your conclusion that disclosure was not necessary and describe the process you undertook to reach that conclusion. We refer you to paragraphs (a)(l) and (a)(4) of Item 303 of Regulation S-K.

We have not accounted for any repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales.

8.	We note your disclosure beginning on page 64 regarding the various litigation matters to which the Company is exposed. We also note that you have not disclosed in your financial statement footnotes:
(i)	the nature of the contingency;

(ii)	the possible loss or range of loss; or

(iii)	a statement that an estimate of the loss cannot be made
ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances, if any, where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the nature of the accrual or the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the third quarter Form 10-Q to include all of the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

We will revise our disclosures beginning in our third quarter 2010 10-Q to include the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50. A proposed draft of our disclosures is as follows:

Contingencies

In the normal course of business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities as a global securities and investment banking firm. We are also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions.

We recognize a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, we accrue the most likely amount of such loss, and if such amount is not determinable, then we accrue the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management.

In many instances, it is not possible to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. We believe that, in the aggregate, the pending legal actions or proceedings should not have a material adverse affect on our consolidated results of operations, cash flows or financial condition, although they might be material to the results of a quarter.
(3) Financial Instruments, page 69
9.	We note that there was a significant increase in mortgage and asset backed securities during the year. Tell us how much of the increase was a result of asset additional asset purchases and how much was the result of unrealized gains.

Our inventory of mortgage- and asset-backed securities at December 31, 2009 was $3,080.0 million and $1,036.0 million at December 31, 2008, a net increase of $2,044.0 million from 2008 year end to 2009 year end. Of the net increase from 2008 to 2009, approximately $2,043.4 million is attributed to net purchases of and unrealized gains/losses from mortgage- and asset backed securities during the period. For mortgage- and asset-backed securities that were held in inventory at December 31, 2008 and continue to remain in inventory at December 31, 2009, net unrealized gains of approximately $0.6 million were recorded during the year ended December 31, 2009.

          We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please feel free to contact the undersigned at 310-914-1373 with any questions.

Sincerely,
/s/ Roland T. Kelly

Roland T. Kelly
Assistant Secretary